SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE FISCAL COUNCIL MEETING
OPENED ON JULY 24, 2023 AND CLOSED ON AUGUST 14, 2023

I.        Date, Time and Place: Opened on July 24, 2023, at 11:00 a.m., and closed on August 14, 2023, at 10:00 a.m., exclusively digital, considered as held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/nº, Entrance 3, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.        Calling and Attendance: Waived, given the attendance of all members of the Fiscal Council: Mr. Renato Chiodaro, Mr. Marcelo Amaral Moraes and Ms. Carla Andrea Furtado Coelho.

III.        Presiding Board: Mr. Renato Chiodaro was the chairman of the meeting and invited Ms. Renata Domingues da Fonseca Guinesi to act as secretary of the meeting.

IV.        Agenda: Analyze and appreciate the management's proposal consisting of the issuance of warrants by the Company, within the limit of the authorized capital, for private subscription.

V.        Suspension and Resolutions: Having verified the attendance quorum and validly installed this meeting, the works were opened on July 24, 2023, and at the request of the members of the Fiscal Council to further examine the matters to be resolved, the meeting was suspended and resumed on August 14, 2023, after the review of the documents regarding the matters hereof, the members of the Fiscal Council, analyzed and discussed the information, and no objections were raised regarding the management’s proposal for the issuance of up to 1,891,497,584 (one billion, eight hundred ninety-one million, four hundred ninety-seven thousand, five hundred eighty-four) warrants for the subscription of preferred shares, registered, book-entry, with no par value and no voting rights, except as provided for in the Bylaws (“Warrants”).

VI.        Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Mr. Renato Chiodaro, as Chairman; Ms. Renata Domingues da Fonseca Guinesi, as Secretary. Members of the Fiscal Council: Mr. Renato Chiodaro, Mr. Marcelo Amaral Moraes and Ms. Carla Andrea Furtado Coelho.

I hereby certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, July 24, 2023 / August 14, 2023.

Renato Chiodaro Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer